UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 27, 2024, announcing the registrant’s first quarter 2024 results and first quarter 2024 IFRS report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2024 RESULTS

"STRONG START TO 2024; GUIDANCE UPGRADED"

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Türkiye" which comprises our telecom, digital services and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services-related businesses outside of Türkiye (BeST and KKTCELL).

•	As of December 31, 2023, our Lifecell, UkrTower, and Global LLC operations in Ukraine have been classified as a disposal group held for sale and as a discontinued operation.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

o	Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for March 31, 2024 refer to the same item as at and for the three months ended March 31, 2023. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2024, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first quarter of 2023, and 2024 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

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NOTICE

This press release contains the Company’s financial information for the period ended March 31, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29"). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of purchasing power of the Turkish Lira as of March 31, 2024. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of March 31, 2024. Comparative financial information has also been restated using the general price index of the current period. This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934 and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for revenue growth, EBITDA margin and operational capex over sales ratio for the full year 2024. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control in particular in relation to macro-economic indicators such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe," "continue" and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	Q123	Q124	y/y%
Revenue	27,569	30,822	11.8%
EBITDA[1]	10,354	12,754	23.2%
EBITDA Margin (%)	37.6%	41.4%	3.8	pp
EBIT[2]	2,533	3,522	39.0%
EBIT Margin (%)	9.2%	11.4%	2.2	pp
Net Income / (Loss)	(269)	2,635	n.m

FIRST QUARTER HIGHLIGHTS

•	Financial performance accelerated on solid results:

o	Group revenues up 11.8% year-on-year supported mainly by strong ARPU growth and the larger postpaid subscriber base of Turkcell Türkiye as well as the contribution of the techfin business, and digital services & solutions

o	EBITDA up 23.2%, leading to an EBITDA margin of 41.4%; EBIT up 39.0%, resulting in an EBIT margin of 11.4%

o	Net income was TRY2.6 billion

o	Net leverage[3] level at 0.6x; net long FX position of US$158 million

•	Solid operational momentum:

o	Turkcell Türkiye subscriber base[4] up by 333 thousand net additions

o	472 thousand mobile postpaid net additions

o	50 thousand fixed subscriber net additions; 48 thousand fiber net additions

o	44 thousand new fiber homepasses

o	Mobile ARPU[5] growth of 17.1%; residential fiber ARPU growth of 13.7%

•	We have upgraded our revenue growth guidance[6] for 2024. Accordingly, we now target low-double-digit revenue growth rather than high single digit growth. We maintain our EBITDA margin target of around 42%, and operational capex over sales ratio[7] guidance at around 23%

•	General Assembly meeting held on May 2nd:

o	TRY6.3 billion dividend distribution was approved; the payment will be made on December 5th

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(4) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(5) Excluding M2M

(6) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at March 31, 2024 via our website in the Investor Relations section (www.turkcell.com.tr).

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

We are delighted to celebrate our 30th anniversary as the pioneer of Türkiye's digital transformation. As Turkcell, we have introduced numerous innovations in the industry. Today, we are entering an era wherein we will solidify our leadership of Türkiye's digital transformation by focusing on our technological capabilities and bringing global technological advancements to our country. Moreover, we are proud to enter our 30th year with strong financial and operational results.

A strong start to 2024

Although the first quarter of 2024 was impacted by economic and geopolitical uncertainties, it was a period where hopes for macroeconomic normalization began to increase. Domestically, the Central Bank of the Republic of Türkiye's controlled interest rate hikes were monitored amid reaccelerated inflation, while global attention was on the Fed's cautious approach to interest rate cuts.

In the first quarter of the year, we achieved strong growth by enlarging our subscriber base with our value-oriented postpaid and fiber subscribers, along with the support of our digital services and techfin business. Our ongoing inflationary pricing policy has significantly contributed to strengthening our company's financial performance. Our group revenues increased by 11.8% yearly to TRY 30.8 billion, while EBITDA1 rose by 23.2% to TRY 12.8 billion. The EBITDA margin reached 41.4%, improving 3.8 percentage points. We delivered a TRY 2.6 billion net profit for the quarter.

Our operational performance started the year strong, led by the mobile segment. We gained 229 thousand net mobile subscribers in the first quarter. While our postpaid subscriber base posted an increase of net 472 thousand in this quarter, our net addition for the past twelve months surpassed 1.7 million subscribers. Other sector players also made the price adjustments we made during this period. While aggressive offers from competitors were less observed this quarter, the Mobile Number Portability (MNP) market volume also contracted compared to the previous quarter. Thanks to the increasing contribution of sequential price adjustments, the postpaid subscriber base, which expanded to 72%, and our ability to upsell our customers, our Mobile ARPU2 rose 17.1%. We continued to offer innovative and comprehensive tariffs to our customers. In line with this, we are now offering the “Smart Control Service” for free, as an example of our strategy based on always being there for our customers. This service automatically suspends usage when customers reach their package limits, ensuring no additional charges on customers bills. Despite price adjustments, thanks to these initiatives, our mobile subscriber churn rate reached its lowest level in the past 6 years, at 1.5%.

We maintained our focus on fiber subscribers in the fixed broadband segment. With demand for high-speed and quality fiber services remaining strong, we gained a net of 48 thousand fiber subscribers, pushing our fiber subscriber base beyond 2.3 million. Our strategy of shifting customers to 12-month contracts contributed to limiting the delaying effect of inflation on our growth performance. Thanks to this strategy, the share of 12-month contracted subscribers in residential fiber base reached 74%. In this quarter, fiber ARPU rose 13.7% yearly. While our total fixed subscriber base surpassed 3.1 million, this quarter's fixed subscriber churn rate reached its lowest level since 2007, at 1.3%.

Digital services continue to drive our financial performance

The growth of our digital services continues to support our group revenues. Revenues from the stand-alone paid users of our digital services grew by 32% to TRY 1.6 billion. The number of stand-alone paid users3 utilizing our digital services amounted to 5.5 million.

5

Digital Business Services provide cloud-based software services enabling automation in business processes, end-to-end digitalization, data center services, and next-generation technologies such as the Internet of Things to our corporate customers. The revenue generated by these services amounted to TRY 2.8 billion this quarter. The revenues from our cloud services, where we provide value-added services and operate four next-generation data centers with a total IT capacity of 54 MWs, recorded growth of 48%, reaching TRY 470 million.

Our Techfin segment, with the contributions of our subsidiaries Financell4 and Paycell, significantly contributed to the group's growth in the first quarter. Financell, with 1.1 million active customers, reached a loan portfolio of TRY 6.1 billion, and with rising interest rates, its revenues rose 53.5% yearly. On the other hand, Paycell's revenues, which offer fast and secure payment solutions, increased by 33.2% year-on-year, while its users5 reached 7.8 million.

We pioneer innovation, social responsibility, and sustainability

By carrying the 'Turkcell and Technology' focus to the international domain, we participated in the 'Sustainable Digital Transformation' panel at the GSMA Mobile World Congress in Barcelona. As Turkcell, we emphasized that we make our operations sustainable and develop products, services, and project solutions that add value to the economy. Moreover, by opening Call Center and Training Center in Hatay, where Hatay is the most affected city by the February 2023 earthquake, we strengthened our commitment to social responsibility while providing new job opportunities for the region's youth, creating long-term support with sustainable impact.

As Türkiye's leading technology integrator, we hold data, energy, artificial intelligence, and cybersecurity in sharp relief. In a digital world, we consider data generated by people and objects the most valuable raw material. In this context, as Türkiye's largest data center operator, I emphasize our company's superior position in the industry.

Our Board of Directors TRY 6.3 billion dividend proposal was approved at the Annual General Assembly meeting of May 2, 2024. We will continue to work with dedication to sustain our successful financial and operational results while maintaining our robust balance sheet.

We revise our guidance upwards

Considering our first quarter performance, we revise our guidance6 upwards. We expect low-double-digit growth of Group revenues in real terms in 2024. We maintain our EBITDA margin expectation of approximately 42% and our operational capex to sales ratio7 target of around 23%.

As we celebrate our company's 30th anniversary with joy and pride, we confidently advance towards making Turkcell the leader of Türkiye's Digital Century. We will continue to leverage the opportunities provided by technology to build on our sustainable successes and add value to our country.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) Including IPTV, OTT TV, fizy, lifebox and GAME+

(4) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have are now classified as "Other" in the Techfin segment as of the first quarter of 2023.

(5) 3-month active user

(6) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7) Excluding license fee

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q123	Q124	y/y%
Revenue	27,569.1	30,822.3	11.8%
Cost of revenue[1]	(14,487.4)	(14,948.1)	3.2%
Cost of revenue1/Revenue	(52.5)%	(48.5)%	4.0	pp
Gross Margin[1]	47.5%	51.5%	4.0	pp
Administrative expenses	(916.1)	(1,161.1)	26.7%
Administrative expenses/Revenue	(3.3)%	(3.8)%	(0.5	)pp
Selling and marketing expenses	(1,450.5)	(1,757.9)	21.2%
Selling and marketing expenses/Revenue	(5.3)%	(5.7)%	(0.4	)pp
Net impairment losses on financial and contract assets	(361.2)	(200.9)	(44.4)%
EBITDA[2]	10,353.9	12,754.3	23.2%
EBITDA Margin	37.6%	41.4%	3.8	pp
Depreciation and amortization	(7,820.4)	(9,231.9)	18.0%
EBIT[3]	2,533.5	3,522.4	39.0%
EBIT Margin	9.2%	11.4%	2.2	pp
Net finance income / (costs)	(872.0)	160.8	n.m
Finance income	1,456.2	5,477.3	276.1%
Finance costs	(1,885.5)	(7,964.1)	322.4%
Monetary gain / (loss)	(442.8)	2,647.6	n.m
Other income / (expenses)	(232.8)	(218.4)	(6.2)%
Non-controlling interests	0.3	5.4	n.m
Share of profit of equity accounted investees	94.0	(55.9)	(159.5)%
Income tax expense	(2,319.1)	(1,320.4)	(43.1)%
Profit /(loss) from discontinued operations	526.8	540.6	2.6%
Net Income	(269.4)	2,634.6	n.m

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 11.8% year-on-year in Q124. This resulted mainly from expanding postpaid subscribers of Turkcell Türkiye and price adjustments. Additionally, our digital services & solutions, and techfin business made contributions to overall revenue growth.

Turkcell Türkiye revenues, comprising 86% of Group revenues, grew 13.1% to TRY26,516 million (TRY23,455 million).

-	Consumer business rose[4] by 19.5%, driven mainly by strong postpaid subscriber net additions, rising fiber subscriber base, price adjustments, and upsell efforts.

-	Corporate revenues[4] decreased by 1.4% mainly due to fewer large-budget projects as compared to the prior period.

-	Standalone digital services revenues from consumer and corporate segments grew 32.3% driven mainly by an expanding standalone paid user base compared with the first quarter of 2023, and price adjustments.

-	Wholesale revenues decreased 6.1% to TRY1,450 million (TRY1,544 million).

(4) Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

7

Turkcell International revenues1, comprising 3% of Group revenues, increased 2.3% to TRY815 million (TRY797 million).

Techfin segment revenues, comprising 5% of Group revenues, increased 43.7% to TRY1,513 million (TRY1,053 million). This was driven by 53.5% growth in Financell revenues and 33.2% rise in Paycell revenues. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 6% of Group revenues, including mainly consumer electronics sales revenues, and non-group energy business revenues, decreased 12.6% to TRY1,979 million (TRY2,263 million).

Cost of revenue (excluding depreciation and amortization) decreased to 48.5% (52.5%) as a percentage of revenues at the end of the first quarter. This was driven mainly by the decline in the cost of goods sold (2.9pp), energy cost (1.8pp), and interconnection cost (1.2pp) despite the increase in funding cost (1.3pp) and personnel expenses (0.6pp) as a percentage of revenues.

Administrative expenses increased to 3.8% (3.3%) as a percentage of revenues in Q124. This was led by higher personnel expenses.

Selling and marketing expenses increased to 5.7% (5.3%) as a percentage of revenues in Q124. This was driven by the increase in marketing expenses (0.3pp), and personnel expenses (0.2pp) despite the decline in selling expenses (0.1pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 0.7% (1.3%) as a percentage of revenues in Q124.

EBITDA2 rose by 23.2% year-on-year in Q124 leading to an EBITDA margin of 41.4% with a 3.8pp improvement (37.6%).

-	Turkcell Türkiye’s EBITDA rose 24.4% to TRY12,027 million (TRY9,671 million) leading to an EBITDA margin of 45.4% (41.2%).

-	Turkcell International (excl. Ukraine operations) EBITDA increased 16.2% to TRY297 million (TRY256 million) driving an EBITDA margin of 36.5% (32.1%).

-	Techfin segment EBITDA declined 17.0% to TRY345 million (TRY416 million) with an EBITDA margin of 22.8% (39.5%). The key factor behind the year-on-year decline in EBITDA margin was the rise in funding cost for Financell compared with the first quarter of 2023.

-	The EBITDA of other subsidiaries was TRY84 million (TRY11 million) in Q124.

Depreciation and amortization expenses increased 18.0% year-on-year in Q124.

Net finance income of TRY160.8 million (negative TRY872 million) was recorded for Q124, including TRY2.6 billion monetary gain and net FX losses of TRY2.3 billion.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses decreased to TRY218 million (TRY232 million) in Q124.

Income tax expense increased to TRY1,320 million (TRY2,319 million) due mainly to a lower corporate and deferred tax expense compared to the previous year.

Profit /(loss) from discontinued operations of TRY541 million (TRY527 million) was recorded in Q124.

Net income of the Group was TRY2.6 billion (negative TRY269 million) in Q124. This result was mainly due to significant contributions from monetary gains and strong performance at the EBITDA level.

Total cash & debt: Consolidated cash as of March 31, 2024, decreased to TRY48,779 million compared to TRY57,507 million as of December 31, 2023. Please recall that the second installment of the earthquake donation, eurobond purchasing, personnel bonus payment, and wireless fee tax were paid in this quarter. Excluding FX swap transactions, 49% of our cash is in US$, 24% in EUR, 1% BYN, and 25% in TRY.

(1) As of December 31, 2023, our Lifecell, UkrTower, and Global LLC operations in Ukraine have been classified as a disposal group held for sale and as a discontinued operation. Therefore, this segment does not include revenues from those.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

8

Consolidated debt as of March 31, 2024, increased to TRY98,050 million from TRY96,750 million as of December 31, 2023 due mainly to the impact of currency movements. Please note that TRY3,197 million of our consolidated debt is comprised of lease obligations. Please note that 43% of our consolidated debt is in US$, 33% in EUR, 3% in CNY, and 21% in TRY.

Net debt1 as of March 31, 2024, increased to TRY33,441 million from TRY27,389 million as of December 31, 2023 with a net debt to EBITDA ratio of 0.6x times.

Turkcell Group had a long FX position of US$158 million at the end of the quarter (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$158 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY7,508 million in Q124.

Operational capital expenditures (excluding license fees) at the Group level were at 18.2% of total revenues in Q124.

Capital expenditures (million TRY)	Q123[2]	Q124[3]
Operational Capex	6,000.0	5,596.7
License and Related Costs	-	-
Non-operational Capex (Including IFRS15& IFRS16)	2,360.0	1,911.3
Total Capex	8,360.0	7,508.0

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

9

Operational Review of Turkcell Türkiye

Summary of Operational Data	Q123	Q423	Q124	y/y %		q/q%
Number of subscribers[1] (million)	41.7	42.5	42.8	2.6%		0.7%
Mobile Postpaid (million)	25.9	27.2	27.6	6.6%		1.5%
Mobile M2M (million)	4.1	4.5	4.6	12.2%		2.2%
Mobile Prepaid (million)	11.6	10.8	10.6	(8.6)%		(1.9)%
Fiber (thousand)	2,159.7	2,291.0	2,338.6	8.3%		2.1%
ADSL (thousand)	759.0	760.7	762.3	0.4%		0.2%
Superbox (thousand)[2]	676.5	719.9	737.6	9.0%		2.5%
Cable (thousand)	42.4	38.5	39.2	(7.5)%		1.8%
IPTV (thousand)	1,309.3	1,409.2	1,450.1	10.8%		2.9%
Churn (%)[3]
Mobile Churn (%)	1.7%	2.4%	1.5%	(0.2	)pp	(0.9	)pp
Fixed Churn (%)	1.5%	1.6%	1.3%	(0.2	)pp	(0.3	)pp
Average mobile data usage per user (GB/user)	16.2	17.4	17.8	9.9%		2.3%

(1)	Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers
(2)	Superbox subscribers are included in mobile subscribers.
(3)	Churn figures represent average monthly churn figures for the respective years.

ARPU (Average Monthly Revenue per User) (TRY)	Q123	Q124	y/y %
Mobile ARPU, blended	156.0	180.2	15.5%
Mobile ARPU, blended (excluding M2M)	173.4	203.1	17.1%
Postpaid	185.5	208.0	12.1%
Postpaid (excluding M2M)	218.0	247.0	13.3%
Prepaid	91.6	109.3	19.3%
Fixed Residential ARPU, blended	202.3	228.9	13.1%
Residential Fiber ARPU	203.9	231.9	13.7%

Turkcell Türkiye's customer base continued to expand, reaching 42.8 million with a net quarterly addition of 333 thousand, driven by strong postpaid subscriber net addition performance in the first quarter of the year. This strong performance led us to achieve a total of 1.7 million postpaid net additions in the last 12 months.

On the mobile front, our subscriber base expanded to 38.2 million on 229 thousand net additions in Q124. This was driven by 472 thousand net additions from the postpaid subscriber base, which reached 72.3% (69.1%) of total mobile subscribers. We experienced a net decline of 243 thousand in our prepaid subscriber base quarter-on-quarter, due mainly to the disconnection of 319 thousand prepaid customers in Q124 in accordance with the ICTA regulation. The market was not overly aggressive compared to previous quarters, but there have been aggressive campaigns by competitors during some periods of the first quarter. Accordingly, our mobile ARPU (excluding M2M) rose by 17.1% year-on-year thanks to price adjustments, a larger postpaid subscriber base, and upsell performance in Q124. The average monthly mobile churn rate decreased to 1.5% in Q124, the lowest level since 2018.

On the fixed front, our subscriber base reached 3.1 million on 50 thousand quarterly net additions. Our fiber subscriber base expanded by 48 thousand quarterly and 179 thousand annual net additions. Meanwhile, IPTV customers reached to 1.5 million on 41 thousand quarterly and 141 thousand annual net additions. The average monthly fixed churn rate at 1.3% in Q124 which is the lowest level since 2007. Our residential fiber ARPU growth was 13.7% year-on-year, mainly on the back of 12-month commitment structure, price adjustments, and efforts to higher tariffs, as well as higher IPTV pricing.

Average monthly mobile data usage per user rose 9.9% year-on-year to 17.8 GB, with the increasing number and data consumption of 4.5G users in Q124. Accordingly, the average mobile data usage of 4.5G users reached 18.8 GB in Q124. Total smartphone penetration on our network was at 90% at the end of the quarter. 95% of those smartphones were 4.5G compatible.

10

TURKCELL INTERNATIONAL

BeST[1]	Q123	Q124	y/y%
Number of subscribers (million)	1.5	1.5	-
Active (3 months)	1.1	1.2	9.1%
Revenue (million BYN)	39.3	48.8	24.2%
EBITDA (million BYN)	18.2	24.2	33.0%
EBITDA margin (%)	46.3%	49.5%	3.2	pp
Net loss (million BYN)	(9.2)	(5.0)	(45.7)%
Capex (million BYN)	18.8	25.4	35.1%
Revenue (million TRY)	453.9	467.6	3.0%
EBITDA (million TRY)	210.0	231.7	10.3%
EBITDA margin (%)	46.3%	49.5%	3.2	pp
Net loss (million TRY)	(105.8)	(47.1)	(55.5)%

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 24.2% year-on-year in local currency terms mainly due to the data and outgoing voice revenues in Q124. BeST registered an EBITDA of BYN24.2 million in the first quarter, which led to an EBITDA margin increased to 49.5%. BeST’s revenues in TRY terms increased 3.0% year-on-year in Q124.

BeST continued to offer LTE services to all six regions, encompassing 4.3 thousand sites in Q124. Enhanced LTE coverage has enabled BeST to expand its 4G subscriber base. Accordingly, 4G users reached 83% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. Additionally, the average monthly data usage among 4G subscribers increased 11% year-on-year, reaching 20.4 GB in Q124.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Q123	Q124	y/y%
Number of subscribers (million)	0.6	0.6	-
Revenue	281.6	300.6	6.7%
EBITDA	91.7	81.5	(11.1)%
EBITDA margin (%)	32.6%	27.1%	(5.5	)pp
Net income	361.5	473.2	30.9%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues rose 6.7% year-on-year in Q124, driven by mobile segment revenues backed by increased ARPU. In Q124, the EBITDA of Kuzey Kıbrıs Turkcell decreased by 11.1%, leading to an EBITDA margin of 27.1%. The EBITDA was negatively affected by personnel expenses.

TECHFIN

Paycell Financial Data (million TRY)	Q123	Q124	y/y%
Revenue	511.1	681.0	33.2%
EBITDA	215.9	318.2	47.4%
EBITDA Margin (%)	42.2%	46.7%	4.5	pp
Net Income / (Loss)	(71.7)	74.0	n.m

Paycell’s revenue rose by 33.2% year-on-year for first quarter of 2024. POS solutions supported topline growth thanks to increase in the commission fee per transaction. Accordingly, Paycell’s EBITDA increased 47.4% year-on-year leading to an EBITDA margin of 46.7% on a 4.5pp improvement in Q124. The primary factor behind the rise in EBITDA margin was POS expense growth, which lagged behind the increase in revenue. Additionally, the"Pay Later" mobile payment service was another key factor of revenue growth for Paycell.

11

The Pay Later service transaction volume (non-group) increased by 57% year-on-year to TRY2.2 billion in Q124. This service was utilized by 6.0 million active Pay Later users in Q124. Additionally, Paycell card transaction volume up by 103% year-on-year to TRY5.8 billion. The overall transaction volume for POS solutions also rose to TRY7.7 billion, with a yearly increase of 51%. Meanwhile, the total transaction volume across all services increased 55% to TRY20.5 billion year-on-year in Q124.

Financell[1] Financial Data (million TRY)	Q123	Q124	y/y%
Revenue	548.4	841.7	53.5%
EBITDA	230.5	93.8	(59.3)%
EBITDA Margin (%)	42.0%	11.1%	(30.9	)pp
Net interest margin	3.7%	1.3%	(2.4	)pp
Net loss	(140.4)	(94.3)	(32.8)%

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023.

Financell’s revenues rose by 53.5% in Q124. EBITDA decreased 59.3% yielding an EBITDA margin of 11.1%. The primary reason for the decline in EBITDA margin compared to the previous year was the increase in funding costs.

Financell’s loan portfolio was at TRY6.1 billion in the first quarter of the year. Financell has provided loans to about 30 thousand corporate customers. Financell’s cost of risk was at 1.7% at the end of the Q1. Financell continued to offer innovative solutions including green loans for solar projects, car loans, and shopping loans for both individual and corporate customers.

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 56.2 million as of March 31, 2024. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, and the mobile subscribers of lifecell*, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q123	Q124	y/y%
Turkcell Türkiye subscribers[1] (million)	41.7	42.8	2.6%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.6	-
Discontinued operations – lifecell (Ukraine)	10.8	11.3	4.6%
Turkcell Group Subscribers (million)	54.6	56.2	2.9%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

*Discontinued operations

12

DISCONTINUED OPERATIONS – lifecell (Ukraine) Standalone

lifecell[1] Financial Data	Q123	Q124	y/y%
Revenue (million UAH)	2,687.4	3,120.5	16.1%
EBITDA (million UAH)	1,605.0	1,696.7	5.7%
EBITDA margin (%)	59.7%	54.4%	(5.3	)pp
Net income (million UAH)	515.6	582.7	13.0%
Capex (million UAH)	638.0	1,008.2	58.0%
Revenue (million TRY)	2,335.7	2,510.6	7.5%
EBITDA (million TRY)	1,395.0	1,365.1	(2.1)%
EBITDA margin (%)	59.7%	54.4%	(5.3	)pp
Net income (million TRY)	448.5	468.8	4.5%

(1) Since July 10, 2015, we hold a 100% stake in lifecell. A share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts of Lifecell LLC. Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower. The sale of the Ukrainian assets remains subject to the completion of closing conditions. The table presents the financial figures of Lifecell LLC only.

lifecell (Ukraine) revenues in local currency terms increased 16.1%, while its EBITDA rose 5.7% resulting in an EBITDA margin of 54.4% in Q124.

In TRY terms, lifecell’s revenue increased by 7.5% in the first quarter of the year. Net income was up 4.5% to TRY469 million in Q124.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q123	Q423	Q124	y/y%		q/q%
GDP Growth (Türkiye)	4.0%	4.0%	n.a	n.a		n.a
Consumer Price Index (Türkiye)(yoy)	50.5%	64.8%	68.5%	18.0	pp	3.7	pp
US$ / TRY rate
Closing Rate	19.1460	29.4382	32.2854	68.6%		9.7%
Average Rate	18.8577	28.4905	30.7624	63.1%		8.0%
EUR / TRY rate
Closing Rate	20.8021	32.5739	34.8023	67.3%		6.8%
Average Rate	20.2424	30.7734	33.3856	64.9%		8.5%
US$ / UAH rate
Closing Rate	36.5686	37.9824	39.2214	7.3%		3.3%
Average Rate	36.5686	36.6722	38.2281	4.5%		4.2%
US$ / BYN rate
Closing Rate	2.8571	3.1775	3.2498	13.7%		2.3%
Average Rate	2.7505	3.1809	3.2100	16.7%		0.9%

13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

Turkcell Group (million TRY)	Q123	Q124	y/y%
Consolidated profit before minority interest	(269.7)	2,629.1	n.m
Profit /(loss) from discontinued operations	526.8	540.6	2.6%
Income tax expense	(2,319.1)	(1,320.4)	(43.1)%
Consolidated profit before income tax & minority interest	1,522.7	3,408.9	123.9%
Share of profit of equity accounted investees	94.0	(55.9)	(159.5)%
Finance income	1,456.2	5,477.3	276.1%
Finance costs	(1,885.5)	(7,964.1)	322.4%
Monetary gain / (loss)	(442.8)	2,647.6	n.m
Other income / (expenses)	(232.8)	(218.4)	(6.2)%
EBIT	2,533.5	3,522.4	39.0%
Depreciation and amortization	7,820.4	9,231.9	18.0%
Adjusted EBITDA	10,353.9	12,754.3	23.2%

14

RECONCILIATION OF ARPU: ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q1 2023 and Q1 2024.

Reconciliation of ARPU	Q123	Q124
Turkcell Türkiye Revenue (million TRY)	23,455.1	26,515.8
Telecommunication services revenue	21,791.0	25,153.8
Equipment revenue	1,314.5	1,012.6
Other*	349.6	349.4
Revenues which are not attributed to ARPU calculation[1]	(3,987.5)	(3,631.4)
Turkcell Türkiye revenues included in ARPU calculation[2]	19,118.0	22,535.0
Mobile blended ARPU (TRY)	156.0	180.2
Average number of mobile subscribers during the year (million)	37.5	38.1
Fixed residential ARPU (TRY)	202.3	228.9
Average number of fixed residential subscribers during the year (million)	2.6	2.8

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

*Including call center revenues

15

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Türkiye, serving its customers with its unique portfolio of digital services along with voice, messaging, data, and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Türkiye, Belarus, Northern Cyprus, and Ukraine (discontinued operations) Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY30.8 billion in revenue in Q124 with total assets of TRY282.3 billion as of March 31, 2024. It has been listed on the NYSE and the BIST since July 2000 and is the only dual-listed company in Türkiye. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Q123	Q124	y/y%
Net FX loss before hedging	(418.5)	(2,685.1)	541.6%
Swap interest income/(expense)	89.9	184.6	105.3%
Fair value gain on derivative financial instruments	(203.9)	193.9	n.m
Net FX gain / (loss) after hedging	(532.5)	(2,306.6)	333.2%

Table: Income tax expense details

Million TRY	Q123	Q124	y/y%
Current tax expense	(510.3)	(44.7)	(91.2)%
Deferred tax income / (expense)	(1,808.8)	(1,275.7)	(29.5)%
Income tax expense	(2,319.1)	(1,320.4)	(43.1)%

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTHS INTERIM PERIOD ENDED

31 MARCH 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	31 March 2024	31 December 2023
Assets
Property, plant and equipment	8	76,589,958	76,690,188
Right-of-use assets	10	7,654,141	7,060,410
Intangible assets	9	66,350,893	67,325,332
Investment properties		159,733	163,810
Trade receivables		296,973	374,949
Receivables from financial services		545,265	682,960
Contract assets		107,973	116,538
Financial assets at fair value through other comprehensive income	12	4,101,805	121,994
Financial assets at fair value through profit or loss	12	772,463	623,058
Deferred tax assets		2,007,084	1,298,779
Investments in equity accounted associate and joint venture	20	6,697,954	6,753,858
Other non-current assets		7,541,662	5,097,744
Total non-current assets		172,825,904	166,309,620

Inventories		593,566	621,927
Trade receivables		14,178,686	12,571,443
Due from related parties		207,673	197,188
Receivables from financial services		5,811,066	6,722,146
Contract assets		3,570,939	3,672,531
Derivative financial instruments	14	2,423,589	2,352,781
Financial assets at fair value through other comprehensive income	12	915,837	-
Financial assets at fair value through profit or loss	12	9,362,286	10,205,945
Cash and cash equivalents	11	48,778,706	57,507,322
Other current assets		4,994,188	4,459,604
Subtotal		90,836,536	98,310,887
Assets held for sale	21	18,596,150	19,682,519
Total current assets		109,432,686	117,993,406

Total assets		282,258,590	284,303,026

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	31 March 2024	31 December 2023
Equity
Share capital		37,205,301	37,205,301
Share premium		8,840	8,840
Treasury shares		(852,979)	(852,979)
Reserves		6,565,826	6,414,772
Remeasurements of defined benefit plans		(2,341,184)	(2,355,595)
Retained earnings		102,876,993	100,242,431
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri A.S. (“the Company”)		143,462,797	140,662,770
Non-controlling interests		(18,392)	(14,905)
Total equity		143,444,405	140,647,865

Liabilities
Borrowings	13	65,177,133	66,675,513
Trade and other payables		1,206,009	1,278,012
Due to related parties		256	44,112
Employee benefit obligations		2,401,018	2,361,479
Provisions		1,516,714	1,587,228
Deferred tax liabilities		4,294,314	2,630,543
Contract liabilities		1,390,263	1,373,474
Other non-current liabilities		1,238,677	1,281,197
Total non-current liabilities		77,224,384	77,231,558

Borrowings	13	32,872,396	30,074,824
Current tax liabilities		242,082	245,516
Trade and other payables		18,742,787	23,710,267
Due to related parties		479,100	635,668
Deferred revenue		415,034	285,361
Provisions		909,111	2,273,131
Contract liabilities		1,374,499	1,510,232
Derivative financial instruments	14	163,941	407,751
Subtotal		55,198,950	59,142,750
Liabilities directly associated with the assets held for sale	21	6,390,851	7,280,853
Total current liabilities		61,589,801	66,423,603

Total liabilities		138,814,185	143,655,161

Total equity and liabilities		282,258,590	284,303,026

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	31 March 2024	31 March 2023
Revenue	4	29,474,711	26,600,304
Revenue from financial services	4	1,347,623	968,814
Total revenue		30,822,334	27,569,118

Cost of revenue		(23,208,854)	(21,874,211)
Cost of revenue from financial services		(971,162)	(433,640)
Total cost of revenue		(24,180,016)	(22,307,851)

Gross profit		6,265,857	4,726,093
Gross profit from financial services		376,461	535,174
Total gross profit		6,642,318	5,261,267

Other income	5	50,969	104,615
Selling and marketing expenses		(1,757,911)	(1,450,469)
Administrative expenses		(1,161,057)	(916,116)
Net impairment losses on financial and contract assets		(200,938)	(361,209)
Other expenses	5	(269,353)	(337,408)
Operating profit		3,304,028	2,300,680

Finance income	6	5,477,262	1,456,240
Finance costs	6	(7,964,100)	(1,885,526)
Monetary gain (loss)	6	2,647,630	(442,760)
Net finance costs / income		160,792	(872,046)

Share of profit of an associate and a joint venture	20	(55,904)	94,024
Profit before income tax from continuing operations	21	3,408,916	1,522,658

Income tax income/ (expense)		(1,320,431)	(2,319,147)
Profit for the year from continuing operations		2,088,485	(796,489)

Profit /(loss) from discontinued operations		540,639	526,829

Profit for the year		2,629,124	(269,660)

Profit for the year is attributable to:
Owners of the Company		2,634,562	(269,377)
Non-controlling interests		(5,438)	(283)
Total		2,629,124	(269,660)

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		1.21	(0.12)
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.96	(0.36)

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	31 March 2024	31 March 2023
Profit for the period		2,629,124	(269,660)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans		14,811	234,926
Income tax relating to remeasurements of defined benefit plans		(400)	(46,894)
		14,411	188,032
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(202,984)	187,567
Gain on financial assets measured at fair value through other comprehensive income	12	(7,129)	33,016
Cash flow hedges - effective portion of changes in fair value		4,733,424	2,476,474
Cash flow hedges - reclassified to profit or loss		(4,168,547)	(2,957,508)
Cost of hedging reserve - changes in fair value		(1,155,658)	(250,888)
Cost of hedging reserve - reclassified to profit or loss		635,346	378,142
Loss on hedges of net investments in foreign operations		35,621	124,124
Income tax relating to these items		280,981	341,266
- Income tax relating to exchange differences		(15,599)	70,967
- Income tax relating to cash flow hedges		(317,366)	22,294
- Income tax relating to cost of hedging reserve		409,223	161,420
- Income tax relating to financial assets measured at fair value	12	5,172	(608)
- Income tax relating to hedges of net investments		199,551	87,193
		151,054	332,193
Other comprehensive income/(loss) for the year, net of income tax		165,465	520,225
Total comprehensive income for the year		2,794,589	250,565

Total comprehensive income for the year is attributable to:
Owners of the Company		2,800,027	250,848
Non-controlling interests		(5,438)	(283)
Total		2,794,589	250,565

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves	Fair value reserve	Hedges of net investments in foreign operations	Hedging reserve	Cost of hedging reserve	Foreign currency translation reserve	Remeasurement of defined benefit plans	Retained earnings	Reserve of disposal group held for sale	Total	Non- controlling interests	Total equity
Balance at 1 January 2023	37,205,301	(817,835)	8,840	28,058,017	(269,365)	(5,033,035)	3,022,062	(8,396,289)	(14,615,921)	(2,358,381)	89,043,438	-	125,846,832	7,388	125,854,220
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	(269,377)	-	(269,377)	(283)	(269,660)
Other comprehensive income, net of income tax	-	-	-	-	32,408	211,317	(458,740)	288,674	258,534	188,032	-	-	520,225	-	520,225
Total comprehensive income	-	-	-	-	32,408	211,317	(458,740)	288,674	258,534	188,032	(269,377)	-	250,848	(283)	250,565
Transfers to legal reserves	-	-	-	9,577	-	-	-	-	-	-	(9,577)	-	-	-	-
Acquisition of treasury shares	-	(58,400)	-	-	-	-	-	-	-	-	-	-	(58,400)	-	(58,400)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	(823)	(823)
Balance at 31 March 2023	37,205,301	(876,235)	8,840	28,067,594	(236,957)	(4,821,718)	2,563,322	(8,107,615)	(14,357,387)	(2,170,349)	88,764,484	-	126,039,280	6,282	126,045,562

Balance at 1 January 2024	37,205,301	(852,979)	8,840	28,444,800	(103,572)	(6,369,179)	4,861,582	(8,528,992)	(18,954,993)	(2,355,595)	100,242,431	7,065,126	140,662,770	(14,905)	140,647,865
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	2,634,562	-	2,634,562	(5,438)	2,629,124
Other comprehensive income, net of income tax	-	-	-	-	(1,957)	235,172	247,511	(111,089)	(218,583)	14,411	-	-	165,465	-	165,465
Total comprehensive income	-	-	-	-	(1,957)	235,172	247,511	(111,089)	(218,583)	14,411	2,634,562	-	2,800,027	(5,438)	2,794,589
Discontinnued operations (Not 21)	-	-	-	-	-	-	-	-	507,420	-	-	(507,420)	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-		-	1,951	1,951
Balance at 31 March 2024	37,205,301	(852,979)	8,840	28,444,800	(105,529)	(6,134,007)	5,109,093	(8,640,081)	(18,666,156)	(2,341,184)	102,876,993	6,557,706	143,462,797	(18,392)	143,444,405

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Note	31 March 2024	31 March 2023
Cash flows from operating activities:
Profit for the year from continuing operations		2,088,485	(796,489)
Discontinued operations		540,639	526,829
Profit for the year		2,629,124	(269,660)

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	8-9-10	5,868,724	2,993,715
Amortization of intangible assets and right-of-use assets		4,095,529	5,517,965
Impairment on property, plant and equipment and intangible asset		(4,805)	(25,422)
Net finance expense		1,452,345	790,042
Fair value adjustments to derivatives		1,606,454	365,448
Income tax expense		1,414,785	2,418,928
Gain on sale of property, plant and equipment		(26,306)	66,573
Effects of exchange rate changes and inflation adjustments		(1,998,527)	(1,701,803)
Provisions		697,287	1,071,363
Share of (profit)/loss of associates and joint ventures	20	55,904	(94,024)
Fair value adjustments to financial assets through profit or loss		(693,567)	(724,916)
Non-cash other adjustments		42,879	(138,425)
		15,139,826	10,269,784
Change in operating assets/liabilities
Change in trade receivables		(1,417,653)	(3,142,112)
Change in due from related parties		(12,142)	52,238
Change in receivables from financial services		1,064,598	(207,066)
Change in inventories		41,486	(166,346)
Change in other current assets		(901,041)	(788,335)
Change in other non-current assets		234,544	(478,527)
Change in due to related parties		(208,909)	220,497
Change in trade and other payables		(5,929,295)	(870,415)
Change in other non-current liabilities		(59,075)	7,912
Change in employee benefit obligations		39,539	(1,032,307)
Change in short term contract asset		101,592	(91,216)
Change in long term contract asset		16,859	466,496
Change in deferred revenue		102,698	13,250
Change in short term contract liability		(179,176)	205,749
Change in long term contract liability		16,789	19,409
Changes in other working capital		(1,163,372)	(721,203)
Cash generated from operations		6,887,268	3,757,808

Interest paid		(1,410,907)	(761,755)
Income tax paid		110,947	642,234
Net cash inflow from operating activities		5,587,308	3,638,287

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(4,736,694)	(2,199,582)
Acquisition of intangible assets	9	(1,887,718)	(3,343,643)
Proceeds from sale of property, plant and equipment		339,534	42,897
Payments for advances given for acquisition of property, plant and equipment		(2,641,172)	-
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		380,976	2,754,381
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(5,681,588)	(2,266,136)
Cash (outflows)/inflows from financial assets at amortized cost		2,582,487	945,912
Cash outflows from financial assets at fair value through profit or loss		(1,929,672)	(2,087,851)
Interest received		1,817,970	1,277,911
Net cash outflow from investing activities		(11,755,877)	(4,876,111)

Cash flows from financing activities:
Proceeds from derivative instruments		88,833	163,430
Repayments of derivative instruments		(179,935)	(255,468)
Proceeds from issues of loans and borrowings		14,713,424	13,868,141
Proceeds from issues of bonds		4,963,951	1,753,824
Repayments of borrowings		(9,996,223)	(10,332,988)
Repayments of bonds		(3,241,637)	(1,036,744)
Acquisition of treasury shares		-	(58,400)
Payments of lease liabilities		(1,348,840)	(1,244,586)
Net cash outflow from financing activities		4,999,573	2,857,209

Net increase in cash and cash equivalents		(1,168,996)	1,619,385

Cash and cash equivalents at 1 January	11	61,932,851	49,174,330

Effects of exchange rate changes and inflation adjustments on cash and cash equivalents		(7,185,659)	(4,806,844)

Cash and cash equivalents at 31 March	11	53,578,196	45,986,871

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2024 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 27 May 2024.

As of 31 March 2024, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 31 March 2024, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Turkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 March 2024.

2.	Basis of preparation of financial statements

These condensed consolidated interim financial statements for the three months ended 31 March 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2023.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The Group does not expect any significant impact on its balance sheet as a result of this amendment.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The Group does not expect any significant impact on its balance sheet as a result of this amendment.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

iii)	The amendments which are effective immediately upon issuance

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management’s preliminary assessments, Group management does not expect significant impact on it’s consolidated financial statements due to Pillar Two amendments. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	26,515,823	23,455,132	815,034	797,480	1,512,874	1,053,087	2,612,919	2,915,892	(634,316)	(652,473)	30,822,334	27,569,118
Inter-segment revenue	(257,468)	(189,436)	(38,916)	(57,566)	(165,251)	(84,273)	(172,681)	(321,198)	634,316	652,473	-	-
Revenues from external customers	26,258,355	23,265,696	776,118	739,914	1,347,623	968,814	2,440,238	2,594,694	-	-	30,822,334	27,569,118
Adjusted EBITDA	12,027,422	9,670,984	297,176	255,778	345,300	416,202	178,317	218,662	(93,928)	(207,703)	12,754,287	10,353,923

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	31 March 2024	31 March 2023
Profit for the period	2,088,485	(796,489)
Add/(Less):
Income tax expense	1,320,431	2,319,147
Finance income	(2,322,560)	(1,456,240)
Finance costs	4,809,398	1,885,526
Other income	(50,969)	(104,615)
Other expenses	269,353	337,408
Monetary (gain) loss	(2,647,630)	442,760
Depreciation and amortization	9,231,875	7,820,450
Share of loss/(gain) of equity accounted investees	55,904	(94,024)
Consolidated adjusted EBITDA	12,754,287	10,353,923

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	25,153,791	21,791,008	727,900	676,197	-	-	-	-	(55,225)	(50,077)	25,826,466	22,417,128
Equipment revenues	1,012,604	1,314,517	36,485	55,991	-	-	1,610,377	1,722,127	(7,142)	(722)	2,652,324	3,091,913
Revenue from financial services	-	-	-	-	1,512,874	1,053,087	-	-	(165,251)	(84,273)	1,347,623	968,814
Other	349,428	349,607	50,649	65,292	-	-	1,002,542	1,193,765	(406,698)	(517,401)	995,921	1,091,263
Total	26,515,823	23,455,132	815,034	797,480	1,512,874	1,053,087	2,612,919	2,915,892	(634,316)	(652,473)	30,822,334	27,569,118

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to 754,016 TL as of 31 March 2024. (31 March 2023: 466,245)

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue (continued)

	31 March 2024
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	25,153,791	727,900	-	-	(55,225)	25,826,466
At a point in time	683,246	23,428	-	-	-	706,674
Over time	24,470,545	704,472	-	-	(55,225)	25,119,792
Equipment Related	1,012,604	36,485	-	1,610,377	(7,142)	2,652,324
At a point in time	904,126	36,485	-	1,610,377	(5,817)	2,545,171
Over time	108,478	-	-	-	(1,325)	107,153
Revenue from financial operations	-	-	1,512,874	-	(165,251)	1,347,623
At a point in time	-	-	655,841	-	(147,554)	508,287
Over time	-	-	857,033	-	(17,697)	839,336
Other	349,428	50,649	-	1,002,542	(406,698)	995,921
At a point in time	2,756	14,650	-	59,970	(1,840)	75,536
Over time	346,672	35,999	-	942,572	(404,858)	920,385
Total	26,515,823	815,034	1,512,874	2,612,919	(634,316)	30,822,334
At a point in time	1,590,128	74,563	655,841	1,670,347	(155,211)	3,835,668
Over time	24,925,695	740,471	857,033	942,572	(479,105)	26,986,666

	31 March 2023
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	21,791,008	676,197	-	-	(50,077)	22,417,128
At a point in time	267,874	27,571	-	-	(118)	295,327
Over time	21,523,134	648,626	-	-	(49,959)	22,121,801
Equipment Related	1,314,517	55,991	-	1,722,127	(722)	3,091,913
At a point in time	1,156,234	55,991	-	1,722,127	(722)	2,933,630
Over time	158,283	-	-	-	-	158,283
Revenue from financial operations	-	-	1,053,087	-	(84,273)	968,814
At a point in time	-	-	489,986	-	(84,273)	405,713
Over time	-	-	563,101	-	-	563,101
Other	349,607	65,292	-	1,193,765	(517,401)	1,091,263
At a point in time	2,305	9,499	-	35,761	-	47,565
Over time	347,302	55,793	-	1,158,004	(517,401)	1,043,698
Total	23,455,132	797,480	1,053,087	2,915,892	(652,473)	27,569,118
At a point in time	1,426,413	93,061	489,986	1,757,888	(85,113)	3,682,235
Over time	22,028,719	704,419	563,101	1,158,004	(567,360)	23,886,883

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	31 March 2024	31 March 2023
Depositary reimbursement	508	39,371
Gain on sale of fixed assets	22,178	-
Rent income	6,099	8,736
Other	22,184	56,508
Other income	50,969	104,615

Donation expenses	(194,967)	(161,367)
Litigation expenses	(3,145)	(13,267)
Loss on modification of lease contract	(27,467)	(29,536)
Loss on sale of fixed assets	-	(66,291)
Restructuring cost	(14,434)	(48,141)
Other	(29,340)	(18,806)
Other expense	(269,353)	(337,408)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	31 March 2024	31 March 2023
Interest income	1,130,625	674,743
Income from financial assetes carried at fair value	693,567	724,916
Cash flow hedges – reclassified to profit or loss	3,533,201	-
Other	119,869	56,581
Finance income	5,477,262	1,456,240

Net foreign exchange losses	(2,685,142)	(418,487)
Net interest expenses for financial assets and liabilities measured at amortized cost	(2,103,854)	(1,320,344)
Net fair value losses on derivative financial instruments and interest	(3,154,702)	(2,693,415)
Cash flow hedges – reclassified to profit or loss	-	2,579,366
Other	(20,402)	(32,646)
Finance costs	(7,964,100)	(1,885,526)

Monetary gain (loss)	2,647,630	(442,760)

Net finance costs	160,792	(872,046)

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7.	Income tax expense

The corporate tax rate is 25% for companies (31 March 2023: 20%), 30% for banks (31 March 2023: 25%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

8.	Property, plant and equipment

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 March 2024
Network infrastructure (All operational)	209,220,466	1,084,965	(816,731)	964,560	-	(367,942)	210,085,318
Land and buildings	13,193,481	65,584	(1,586)	-	-	(86,402)	13,171,077
Equipment, fixtures and fittings	13,773,007	248,146	(40,536)	133,829	-	(211,028)	13,903,418
Motor vehicles	216,845	6,587	(2,073)	-	-	(1,756)	219,603
Leasehold improvements	4,354,272	9,272	(13)	17,620	-	(8)	4,381,143
Electricity production power plant	390,225	-	-	-	-	-	390,225
Construction in progress	2,805,703	2,865,791	(56,325)	(1,087,407)	-	(4,228)	4,523,534
Total	243,953,999	4,280,345	(917,264)	28,602	-	(671,364)	246,674,318

Accumulated depreciation
Network infrastructure (All operational)	145,876,564	4,424,905	(610,924)	-	(3,742)	(1,405,076)	148,281,727
Land and buildings	3,289,663	150,531	-	-	-	(34,136)	3,406,058
Equipment, fixtures and fittings	13,964,223	690,057	(26,669)	-	-	(388,394)	14,239,217
Motor vehicles	204,880	12,196	(2,065)	-	-	(29,994)	185,017
Leasehold improvements	3,909,483	11,296	-	-	-	(109)	3,920,670
Electricity production power plant	18,998	4,827	-	-	-	27,846	51,671
Total	167,263,811	5,293,812	(639,658)	-	(3,742)	(1,829,863)	170,084,360

Net book value	76,690,188	(1,013,467)	(277,606)	28,602	3,742	1,158,499	76,589,958

Depreciation expense for the three months ended 31 March 2024 amounting to TL 5,290,070 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the three months period ended 31 March 2024 is TL 3,742 and are recognized within depreciation expenses.

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9.            Intangible assets

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 March 2024
Telecommunication licenses	78,596,413	259	(21,088)	-	-	9,581	78,585,165
Computer software	119,302,117	255,149	(4,428)	27,405	-	344,070	119,924,313
Transmission line software	1,211,900	137	(53)	-	-	5,868	1,217,852
Indefeasible right of usage	1,168,629	228	-	-	-	-	1,168,857
Brand name	12,390	-	-	-	-	(884)	11,506
Customer base	44,984	-	-	-	-	(2,296)	42,688
Goodwill	469,378	-	-	-	-	-	469,378
Subscriber acquisition cost	44,320,318	1,415,304	(24,898)	-	-	123,959	45,834,683
Electricity production license	768,618	-	-	-	-	(9,738)	758,880
Others	1,435,287	24,539	(23,961)	(4,728)	-	14,063	1,445,200
Construction in progress	301,724	61,840	-	(51,279)	-	(13,598)	298,687
Total	247,631,758	1,757,456	(74,428)	(28,602)	-	471,025	249,757,209

Accumulated amortization
Telecommunication licenses	55,331,794	1,141,854	(2)	-	-	58,476	56,532,122
Computer software	92,061,142	886,972	(36,415)	16,636	-	190,153	93,118,488
Transmission line software	1,200,394	6,839	-	-	-	11,183	1,218,416
Indefeasible right of usage	739,485	14,753	-	-	-	(607)	753,631
Brand name	11,293	-	-	(7,040)	-	(1,478)	2,775
Customer base	32,611	-	-	(9,596)	-	(2,027)	20,988
Subscriber acquisition cost	29,883,214	966,533	-	-	-	(173,727)	30,676,020
Electricity production license	60,343	-	-	-	-	(1,675)	58,668
Others	986,150	53,001	(18)	-	8	(13,933)	1,025,208
Total	180,306,426	3,069,952	(36,435)	-	8	66,365	183,406,316

Net book value	67,325,332	(1,312,496)	(37,993)	(28,602)	(8)	404,660	66,350,893

Amortization expenses for the three months ended 31 March 2024 amounting to TL 3,069,960 include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the three months ended 31 March 2024 is TL 28,892 and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is 515,455 TL for the three-months interim period ending 31 March 2024.

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

10.	Right-of-use assets

Closing balances of right of use assets as of 31 March 2024 and depreciation and amortization expenses for the related period is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2024	4,448,100	1,465,656	235,992	166,405	258,303	6,574,456	485,092	862	485,954	7,060,410
Depreciation and amortization charge for the year	(431,205)	(113,493)	(194,684)	(49,629)	(51,605)	(840,616)	(20,951)	(7,893)	(28,844)	(869,460)
Balance at 31 March 2024	4,424,630	1,468,331	734,433	119,160	363,175	7,109,729	510,806	33,606	544,412	7,654,141

As at 31 March 2024, the Company has additions to right-of-use assets amounting to TL 1,470,151 and interest expense on lease liabilities amounting to TL 207,502. Depreciation and amortization expenses amounting to TL 869,460 are recognized in cost of revenues.

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11.	Cash and cash equivalents

	31 March 2024	31 December 2023
Cash in hand	227	386
Banks	48,810,721	57,560,660
- Demand deposits	6,168,825	4,850,711
- Time deposits	42,539,774	52,709,949
Other	102,122	-
Impairment loss provision	(32,242)	(53,724)
	48,778,706	57,507,322

As of 31 March 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 47.4%, 1.7%, 2.1% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively.

As of 31 March 2024, average maturity of time deposits is 37 days (31 December 2023: 39 days).

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 March 2024	31 December 2023
Cash and cash equivalents	48,778,706	57,507,322
Interest accrual of cash and cash equivalents	(80,973)	(197,086)
Asset held for sale	4,880,463	4,622,615
Total	53,578,196	61,932,851

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 31 March 2024 and 31 December 2023 are as follows:

	31 March 2024		31 December 2023
	Non-current	Current	Non-current	Current
Fair value through profit or loss	772,463	9,362,286	623,058	10,205,945
- Currency protected time deposits (*)	-	9,362,286	-	10,205,945
- Investment funds (**)	772,463	-	623,058	-
Fair value through other comprehensive income	4,101,805	915,837	121,994	-
- Listed debt securities (***)	4,101,805	915,837	121,994	-
	4,874,268	10,278,123	745,052	10,205,945

(*) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 184,568 and EUR 85,300 into “Currency Protected TL Time Deposit Accounts”.

(**) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 March 2024	31 December 2023	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	5,017,642	121,994	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	244,116	94,710	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	9,362,286	10,205,945	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	528,347	528,348	Level 3	Pricing models based on discounted cash flow
	15,152,391	10,950,997

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets (continued)

As of 31 March 2024, the notional and fair value amounts of listed debt securities are as follows:

31 March 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	55,000	1,978,649	16 October 2028
USD	22,500	795,213	12 November 2026
USD	20,000	665,990	16 January 2029
USD	15,000	499,189	14 February 2029
USD	10,000	330,342	14 November 2024
USD	10,000	327,005	10 August 2024
USD	4,500	162,765	19 October 2028
USD	3,620	118,840	31 March 2025
USD	2,000	65,162	7 September 2024
USD	2,200	74,487	15 October 2024
Total listed debt securities		5,017,642

As of 31 March 2024, the notional and fair value amounts of currency protected time deposits are as follows:

31 March 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,092,020	1,836,605	26 April 2024
TL	1,071,635	1,777,073	10 May 2024
TL	955,742	1,235,964	16 August 2024
TL	800,000	880,231	12 August 2024
TL	599,368	762,537	24 October 2024
TL	505,259	581,793	26 February 2025
TL	428,045	501,871	1 April 2024
TL	274,462	348,739	2 October 2024
TL	269,857	347,317	31 July 2024
TL	246,418	282,661	21 February 2025
TL	229,780	267,813	15 April 2024
TL	140,639	183,696	28 August 2024
TL	155,895	178,031	28 February 2025
TL	155,646	177,955	27 February 2025
Total currency protected time deposits		9,362,286

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets (continued)

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 March 2024	31 March 2023
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(7,129)	33,016
Related to financial assets, tax effect	5,172	(608)
	(1,957)	32,408

13.	Loans and borrowings

Long-term borrowings	31 March 2024	31 December 2023
Unsecured bank loans	29,399,540	29,335,459
Secured bank loans	4,094,738	4,545,578
Lease liabilities	1,797,020	1,905,204
Debt securities issued	29,885,835	30,889,272
	65,177,133	66,675,513

Short-term borrowings
Unsecured bank loans	23,629,873	22,517,286
Secured bank loans	938,691	890,319
Lease liabilities	1,400,070	888,066
Debt securities issued	6,903,762	5,779,153
	32,872,396	30,074,824

The Company has used borrowings in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020, and extended on 7 August 2023. As of 31 March 2024, under this agreement, the Company has used EUR 50,000 and EUR 15,000 loans on 14 March 2024 and 28 March 2024 respectively, with an interest rate of 6M Euribor+2.29%, and CNY 38,000 loan on 29 January 2024 with an annual interest rate of 5.15%.

Based on the Capital Markets Boards of Turkiye’s (“CMB”) approval dated 27 April 2023 for issuance of debt securities amounting to TL 8,000,000, the Company has issued debt securities on 31 January 2024, 8 February 2024 and 9 February 2024, respectively, at the amount of TL 2.500.000, TL 250,000 and TL 800,000 with the maturities of 12 July 2024, 2 August 2024 ve 6 August 2024. As of 31 March 2024, the remaining unutilised limit is TL 2,389,680 out of 8,000,000 TL of total limit. After the balance sheet date, new financial bond is not issued and CMB permission expired as of 27 April 2024.

On 21 December 2023, within the framework of capital markets legislation, 1 year for the issuance of lease certificates based on management contracts, up to 3,000,000 TL, in Turkish Lira, to be sold domestically, in different amounts and time periods, to private and/or qualified investors without public offering. Two lease certificates, each worth TL 300,000, were issued in January and February 2024, with maturities in April and May, respectively.

Turkcell Finansman, following the new approval from the Capital Markets Board (SPK) on 1 December  2023, a corporate bond worth 175,000 TL with a maturity date of March 8, 2024, was issued on 5 December 2023. The Company issued a total of TL 143,000 corporate bonds on 17 January 2024, with the maturity of 16 May 2024. As of 31 March 2024, TL 682,000 issuance limit remained from the TL 1,000,000 limit which taken on 1 December 2023.

On 2 May 2024, Turkcell Ödeme, within the framework of the capital markets legislation, rented up to 1,000,000 TL, in Turkish Lira, based on a management contract, to be sold to private and/or qualified investors without public offering, domestically, in different amounts and time periods. It received CMB approval again for the issuance of certificates, valid for 1 year. It has issued management agreement based lease certificates, each with a maturity of between 3 and 4 months, for a total amount of 500,000 TL on various dates between February 2024 and March 2024.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2024			31 December 2023
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2024-2030	Euribor+2.0%-Euribor+4.0%	31,711,147	2024-2028	Euribor+2.0%-Euribor+4.0%	29,704,733
Unsecured Bank Loans	TRY	Fixed	2024-2025	11.5%-59.0%	13,469,346	2024-2025	11.5%-58.9%	13,741,016
Unsecured Bank Loans	USD	Floating	2024-2028	Sofr 2.2%	4,989,013	2024-2028	Sofr 2.2%	5,158,469
Unsecured Bank Loans	CNY	Fixed	2024-2028	5.2%-5.5%	2,641,881	2024-2028	5.2%-5.5%	2,602,262
Unsecured Bank Loans	EUR	Fixed	-	-	-	2024	6.0%	397,465
Unsecured Bank Loans	USD	Fixed	2024-2026	2.6%	200,426	2024-2026	2.6%	230,554
Unsecured Bank Loans	BYR	Fixed	2024	0.14%	17,600	2024	14.0%	18,246
Secured bank loans	USD	Fixed	2024-2033	1.5%-3.8	4,193,387	2024-2033	1.5%-3.8%	4,455,809
Secured bank loans	USD	Floating	2024-2028	Sofr+0.6% & Libor+1.6%	840,042	2024-2028	Sofr+0.6% & Libor+1.6%	980,088
Debt securities issued	USD	Fixed	2024-2028	5.8%	31,650,714	2024-2028	5.8%	32,713,405
Debt securities issued	TRY	Fixed	2024	43.5%-47.0%	5,138,883	2024	29.5%-45.0%	3,955,020
Lease liabilities	TRY	Fixed	2024-2057	9.8%-45.0%	2,333,302	2024-2057	9.8%-45.0%	1,806,262
Lease liabilities	BYN	Fixed	2024-2037	10.8%-20.0%	465,837	2024-2034	1,0%-11,0%	469,353
Lease liabilities	EUR	Fixed	2024-2034	1.0%-11.0%	362,561	2024-2037	10,8%-20,0%	478,158
Lease liabilities	USD	Fixed	2024-2052	3.9%-11.6%	35,390	2024-2052	3,9%-11,6%	39,497
					98,049,529			96,750,337

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments

The fair value of derivative financial instruments at 31 March 2024 and 31 December 2023 are attributable to the following:

	31 March 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
Held for trading	793,733	126,288	699,023	361,075
Derivatives used for hedge accounting	1,336,501	56,245	1,502,035	55,931
Total	2,130,234	182,533	2,201,058	417,006

At 31 March 2024, short-term derivative assets of TL 2,423,589 also include a net accrued interest income of TL 293,355 and the short-term derivative liabilities of TL 163,941 also includes a net accrued interest expense of TL 18,592.

At 31 December 2023, short-term derivative assets of TL 2,352,781 also include a net accrued interest income of TL 151,723 and the short-term derivative liabilities of TL 407,751 also includes a net accrued interest expense of TL 9,255.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 March 2024 and 31 December 2023 are as follows:

	31 March 2024		31 December 2023
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio	Change in intrinsic value of outstanding hedging instruments since 1 January 2023	Change in intrinsic value of outstanding hedging instruments since 1 January 2022
Participating cross currency swap contracts
EUR Contracts	167,000	253,055	167,000	298,347	October 2025	01:01	(4,216)	(8,386)
EUR Contracts	38,057	17,020	38,057	28,207	April 2026	01:01	(192)	(201)
USD Contracts	124,186	572,408	124,186	652,298	April 2026	01:01	(672)	11,577
Cross currency swap contracts
RMB Contracts	81,162	335,118	81,162	356,459	April 2026	01:01	132,184	84,916
Interest rate swap contracts
USD Contracts	90,135	102,655	90,135	110,793	April 2026	01:01	-	-
Derivatives used for hedge accounting		1,280,256		1,446,104

EUR 191,036 (2023: EUR 322,884) participating cross currency swap contracts includes TL 1,015,183 (2023: TL 1,149,159) guarantees after the CSA agreement.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 March 2024 and 31 December 2023 are as follows:

	31 March 2024			31 December 2023
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	7,000	183,809	November 2025	8,000	212,991	November 2025
RMB Contracts	19,425	77,295	April 2026	19,425	81,737	April 2026
Currency forward contracts
USD Contracts	840,101	194,879	March 2024	334,900	(141,929)	March 2024
EUR Contracts	-	-	-	10,000	(22,905)	January 2024
FX swap contracts
USD Contracts	72,000	(58,422)	February 2025	-	-	-
RMB Contracts	84,880	(1,524)	November 2024	353,972	(170,998)	February 2024
Participating cross currency swap contracts
USD Contracts	15,750	67,100	November 2025	18,000	83,426	November 2025
EUR Contracts	40,060	255,453	April 2026	40,060	288,894	April 2026
Interest rate swap contracts
USD Contracts	64,655	4,401	April 2033	64,655	27,283	April 2026
TL Contracts	600,000	(55,546)	October 2024	600,000	(20,551)	October 2026
Derivatives held for trading		667,445			337,948

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

As of 31 March 2024, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 March 2024
	Contract Assets	Other Assets
Opening balance	3,900	799,089
Provision for impairment recognized during the year	265	279,371
Amounts collected	-	(81,482)
Receivables written off during the year as uncollectible	-	(148,001)
Assets held for sale	-	(115,946)
Effect of changes in exchange rates	-	16,684
Inflation adjustment	(521)	(106,333)
Closing balance	3.644	643,382

	31 March 2023
	Contract Assets	Other Assets
Opening balance	13,928	1,255,175
Provision for impairment recognized during the year	(451)	402,040
Amounts collected	-	(85,678)
Receivables written off during the year as uncollectible	-	(386,152)
Transfer to asset held for sale	-	(55,396)
Effect of changes in exchange rates		(878)
Inflation adjustment	(5,325)	(470,230)
Closing balance	8,152	658,881

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 March 2024	31 March 2023
Opening balance	169,088	170,477
Provision for impairment recognized during the year	47,703	50,035
Amounts collected	(23,088)	(13,711)
Receivables transferred with receivables transfer contract (*)	(12,087)	33
Inflation adjustment	(22,568)	(79,163)
Closing balance	159,048	127,671

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman had started legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	321,994	72,526	-
Due from related parties - current	105	-	-
Trade receivables and contract assets	12,979	26,081	-
Other current assets	7,452	3,116	1
Cash and cash equivalents	123,530	944,853	59,274
	466,129	1,046,587	59,275
Foreign currency denominated liabilities
Loans and borrowings - non-current	(226,857)	(685,853)	(514,884)
Debt securities issued - non-current	(925,676)	-	-
Lease obligations - non-current	(1,021)	(9,282)	-
Other non-current liabilities	(36,125)	-	-
Loans and borrowings - current	(89,783)	(254,497)	(79,411)
Debt securities issued - current	(54,665)	-	-
Lease obligations - current	(73)	(1,136)	-
Other current liabilities	(916)	(8,565)	-
Trade and other payables - current	(114,856)	(84,580)	(224,435)
Due to related parties	(90)	-	-
	(1,450,062)	(1,043,913)	(818,730)

Financial liabilities defined as hedging instruments	9,547	378,414	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	581,600	(540,000)	185,465
Currency forward contracts	643,423	-	-
Net exposure	250,637	(158,912)	(573,990)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at
31 March 2024 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 March 2024
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	809,192	(809,192)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,822)	30,822
3- USD net effect (1+2)	809,192	(809,192)	(30,822)	30,822

4- EUR net asset/liability	(553,050)	553,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(29,254)	29,254
6- EUR net effect (4+5)	(553,050)	553,050	(29,254)	29,254

7- Other foreign currency net asset/liability (RMB)	(255,161)	255,161	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,477	(1,477)
9- Other foreign currency net effect (7+8)	(255,161)	255,161	1,477	(1,477)
Total (3+6+9)	981	(981)	(58,599)	58,599

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As at 31 March 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 March 2024:
Bank loans	7,111,371	6,956,508
Debt securities	31,650,715	31,268,522

	Carrying amount	Fair value
As at 31 December 2023:
Bank loans	7,372,789	7,202,493
Debt securities	32,713,406	32,020,985

16.	Guarantees and purchase obligations

At 31 March 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,566,422 (31 December 2023: TL 5,822,044). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 20,176,851 at 31 March 2024 (31 December 2023: TL 20,586,163).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 March 2024, the remaining investment commitment is amounting to USD 89.818 (TL equivalent of 2,899,800).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 31 March 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment as per Law no. 6736, the application has rejected. The Company filed a case for the cancellation of aforementioned rejection act, this case was finalized in favor of the Company.

Thereupon the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company violated Article 6 of Law No. 4054, but not violated Article 4, due to its actions in the distribution network. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself and the case which was investigated by the first instance court and the appeal was finalized against it. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned due to application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the first instance court decided to reject the case in favor of the Company. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. After the annulment decision, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851).

As a result of the appeal, which made by the both parties, examination made by the Regional Court of Appeal, the Company's appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision. In line with the objections of the parties, the court decided to obtain an additional expert report from the same expert committee in the file. The expert additional report has been submitted to the file. The company objected to the both reports in due time. While the lawsuit at the court of first instance was ongoing, the parties agreed to resolve the dispute through mediation. In this context, TL 130,000 was paid to the other party on May 3, 2024 and the dispute was concluded. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (cont’d)

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the court decided to obtain an expert report from a new expert committee in accordance with both parties objections, The expert review is still ongoing. The other case is also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company did not violated Article 4 of the Law. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. Afterwards, The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971which is paid in 9 April 2020. Then, a lawsuit was filed on for cancellation of the aforementioned administrative fine. A decision was made against the Company at the first instance and appeal stages. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

On 07 May 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen's agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn't predetermine the Competition Board's final decision. The Company has already submitted its second written pleas addressing the findings noted in the Investigation Report to the Authority. Subsequently, a verbal defense meeting was held on 13 February 2024. The short decision was notified and the Competition Board decided to impose an administrative fine of TRY 57,301. This amount, which has been accounted for as a liability in the consolidated financial statements, will be paid after the reasoned decision is written by the Competition Board and notified to the Company.

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of the first investigations on the subject, ICTA decided to impose a total administrative fine of 49,170 TL for the 2013-2016/2016-2017 reporting periods. The aforementioned administrative fines were paid in 2021 with a discount of TL 36.877 (1/4) by taking advantage of the early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

For the following period between 27 October 2017-26 October 2018, the ICTA initiated an investigation to examine whether the Company’s obligations regarding R&D, SME and/or domestic goods investments, R&D Center, R&D Projects and SMEs were fulfilled and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 46.317 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 34.738 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. The application of the Company was tacitly rejected by ICTA. The Company filed eight separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations (cont’d)

In addition, ICTA initiated an investigation on The Company for the periods 27 October 2019-26 October 2020 (5th Period) and 27 October 2020-26 October 2021 (6th Period) in order to examine whether the Company’s obligations regarding R&D, SME and/or domestic goods investment obligations and criteria for SMEs in the 3G Concession Agreement and 4.5G Authorisation Certificate have been fulfilled. The ICTA also decided to conduct the said inspection by merging it with the inspection previously initiated for 27 October 2018-26 October 2019 (4th Period). The information and documents requested within the scope of the investigation were submitted to the ICTA. Subsequently, penalty evaluations were made in the Investigation Report prepared by the Supervisory Board. the Company’s written defenses regarding the Investigation Report were submitted to the ICTA on 19 January 2023. Within the scope of the investigation, a verbal defense meeting was held on 13 June 2023.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not the Company’s obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. The investigation process of a similar issue regarding Turkcell is currently ongoing.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. The investigation processes of Turkcell 3N Mobile Service Quality (3rd and 4th Term of 2020) and 3N Mobile Service Quality (1st and 3rd Term of 2021) which are similar to this investigation is currently ongoing.

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Refunds Investigation (cont’d)

(i)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27.04.2017-31.05.2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01.04.2010-27.04.2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.

(ii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The Court rejected the cases. The Company appealed the decisions in due time. The appeal process is pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry's account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment. The investigation processes of the Turkcell and Superonline Refunds Investigations and Turkcell Refund Investigation Regarding Prepaid Lines which are similar to this investigation is currently ongoing.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA decided to impose an administrative fine of TL 99,132 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 74,349 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. In regard to Turkcell; although the legislative provisions of the same nature regarding subscription agreements are not examined, the examination process of open lines, subscription agreements and number portability investigation, in which the establishment of the subscription agreement is also examined, is currently ongoing. The examination process of a similar investigation about Superonline subscription agreements is also ongoing.

Investigation on Value Added Services

The ICTA initiated an investigation to examine whether the obligations imposed by the Board Decision No. 2016/DK-THD/496 and the "Procedures and Principles Regarding the Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services" have been fulfilled. As a result of this investigation, the Company was imposed an administrative fine amounting to TL 9,476 and it was decided to refund the overcharges collected from the subscribers after 30 June 2017, the effective date of the Procedures and Principles Regarding Value Added Service, to the subscribers within the framework of the relevant legislation and the Procedures and Principles to be Applied in within the framework of the relevant legislation and the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 7,107 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application was made to the ICTA for the revocation of the decision and the correction of the mistake in the refund paragraph. As a result of the application, the ICTA rejected the Company's request for withdrawal of the decision by not responding to it in due time and corrected the mistake in the decision and notified that the said refunds must be made to the subscribers within the framework of the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. In this context, the refund process has been started by the relevant teams. The Company filed five separate lawsuits in total for the cancellation of the related decisions and transactions. The cases are pending.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Facility Sharing Investigation

Within the scope of the investigation initiated by the ICTA on Superonline in order to examine the compliance of the works and transactions carried out in the processes from the submission to the finalisation of the facility sharing request starting from the January 2020 period with the relevant legislation, some penalty assessments were included in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 02 June 2023. There have been no developments regarding the inquiry.

ICTA – Investigation on Idendity Verification Regulation

Within the scope of the investigations initiated by the ICTA separately for Turkcell and Superonline due to the fact that the subscription process applied by Our Companies for the purpose of verifying the identity of the applicant for the types of transactions in the electronic communications sector within the scope of the Identity Verification Regulation (IVR) is not in compliance with the procedures in the IVR, it was assessed that an administrative fine 1on Turkcell and Superonline within the scope of four separate violations within the scope of the relevant legislation due to the violation of the face-to-face identification verification provisions and the recording of some biometric data such during the tablet signature process in violation of the Identity Verification Regulation.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024.

ICTA – Investigation of Committed Subscriptions

Within the scope of the investigation initiated by the ICTA on Our Company in order to examine whether the obligations stipulated in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, the Investigation Report prepared by the Supervisory Board has been notified. It is assessed that administrative fines may be imposed for 9 different violations and for 6 of these determinations, all amounts unfairly collected from the subscribers should be refunded to the subscribers within the scope of the relevant legislation. Our written defenses regarding the Investigation Report were submitted to the ICTA on 22 January 2024.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

General assessment of ongoing cases and investigations

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 379,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2024 (31 December 2023: TL 379,519). The results of ongoing investigations, inquiries, lawsuits, and audits may differ from the Group's assessments.

18.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 March 2024 and 31 December 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 March 2024	31 March 2023
Short-term benefits	77,133	119,105
Long-term benefits	-	556
Termination benefits	129	352
	77,262	120,013

The following transactions occurred with related parties:

Revenue from related parties	31 March 2024	31 March 2023
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	327,814	345,636
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	76,737	45,126
Türk Hava Yolları A.S. (“THY”) (*)	75,806	86,760
Gunes Express Havacilik A.S. (“Sun Express”) (*)	44,504	40,340
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	40,179	40,765
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”) (*)	38,778	21,754
Turkiye Hayat ve Emeklilik A.S.(*)	23,152	8,999
Turk Telekomunikasyon A.S. (“TT”) (*)	22,271	33,596
"Türkiye Sigorta A.Ş. (""Türkiye Sigorta"") (*)"	14,658	575
TOGG (**)	12,150	2,226
Turkiye Vakiflar Bankası TAO (“Vakifbank”) (*)	7,716	24,816
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	7,222	8,937
BIST (*)	3,751	14,029
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”) (*)	1,908	1,403
Sofra (**)	1,287	6,136
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	388	53,693
Other	13,440	663
	711,761	735,454

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Related party expenses	31 March 2024	31 March 2023
EPIAS (*)	172,463	272,145
Türk Telekomünikasyon A.S (*)	397,787	339,198
TT Mobil (*)	256,748	361,006
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	331,803	137,994
Turksat (*)	12,782	36,918
Sofra (**)	72,735	41,078
Boru Hatları ile Petrol Tasıma A.S. (“BOTAS”) (*)	19,270	18,483
PTT (*)	23,792	10,856
Others	157,360	126,395
	1,444,740	1,344,073

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Groups’ associate and joint ventures.

TVF is the the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 March 2024 and 31 December 2023 are as follows:

	31 March 2024	31 December 2023
Banks - Time deposits (*)	30,977,310	36,094,962
Banks - Demand deposits (*)	1,043,077	829,163
Currency protected time deposit (**)	6,616,197	7,103,884
Financial investment	1,165,178	-
Bank borrowings	(7,638,625)	(8,128,288)
Debt securities issued	(1,170,937)	(1,101,060)
Lease liabilities	(564,524)	(168,025)
Impairment loss provision	(28,356)	(36,686)
	30,399,320	34,593,950

(*) Related balances are included in cash and cash equivalents.

(**) The Group has converted its currency deposit account in Vakifbank amounting to USD 109,941 and EUR 85,000 into currency protected TL time deposit accounts.

As of 31 March 2024, the amounts of letters of guarantee given to the related parties is TL 421,564 (31 December 2023:TL 383,857).

Details of the time deposits at related parties as of 31 March 2024 and 31 December 2023 are as follows:

	31 March 2024	31 December 2023
Ziraat Bankasi	9,506,718	9,297,222
Halkbank	8,032,489	13,049,973
Vakifbank	9,114,443	9,981,709
Ziraat Katilim Bankasi A.S.	4,323,660	3,766,058
	30,977,310	36,094,962

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 March 2024
715,662	EUR	2.2%	April - May 2024	24,939,845
4,486,827	TL	48.7%	April - May 2024	4,517,112
47,014	USD	2.8%	April - May 2024	1,520,353
				30,977,310

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 March 2024
4,956,000	TL	%12,7 - %58,8	April 2024 - February 2025	5,372,677
1,822,000	TL	%51,3 - %52,3	April 2024	1,834,715
349,100	TL	%28,0 - %59,0	April 2024 - March 2025	352,216
69,538	TL	%28,8 - %49,8	August 2024 - April 2025	79,017
				7,638,625

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 March 2024
1,100,000	TL	%45,0 - %48,5	April 2024	1,170,937
				1,170,937

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	31 March 2024
TL	%12.5 - %55.3	2024 - 2036	564,524
			564,524

Interest income from related parties:

	31 March 2024	31 March 2023
Vakifbank	715,150	375,177
Ziraat Bankasi	205,210	72,274
Halkbank	201,909	99,667
Ziraat Katilim	40,130	18,806
Other	187	99
	1,162,586	566,023

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Interest expense to related parties:

	31 March 2024	31 March 2023
Vakifbank	251,696	151,348
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	120,643	35,832
Ziraat Bankasi	28,208	36,221
Halkbank	5,549	2,342
Ziraat Katilim	-	2,295
Other	4,192	35
	410,288	228,073

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 March 2024 and 31 December 2023 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2024 (%)	2023(%)
Turktell	Turkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkiye	Digitalization services and products	100	100
Dijital Egitim	Turkiye	Dijital educations	51	51
Turkcell Satis	Turkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkiye	Research and development	100	100
Turkcell Gayrimenkul	Turkiye	Property investments	100	100
Turkcell Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkiye	Consumer financing services	100	100
Turkcell Sigorta	Turkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Turkiye	Dijital agency activities	100	100
Turkcell Odeme	Turkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkiye	Cloud solutions services	100	100
Lifecell TV	Turkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Turkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Turkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Turkiye	Venture capital investment fund	100	100
W3	Turkiye	Information technology	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associates	Country of		31 March	31 December
Name	Incorporation	Business	2024 (%)	2023(%)
TOGG	Turkiye	Electric passenger car development, production and trading activities	23	23

			Effective Ownership Interest
Joint Venture	Country of		31 March	31 December
Name	Incorporation	Business	2024 (%)	2023(%)
Sofra	Turkiye	Meal coupons and cards	66	66

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a) Joint Ventures	31 March 2024	31 December 2023
Sofra	20,118	14,207

b) Associates
TOGG	6,677,836	6,739,651

The movement of investments accounted for using the equity method is as follows:

	31 March 2024	31 March 2023
Opening balance	6,753,858	4,373,668
Shares of profit	(55,904)	94,024
Closing balance	6,697,954	4,467,692

21.	Discontinued operations

As per the Group's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries. The sale is expected to be completed within a year from the reporting date. As of 31 December 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. The statement of profit or loss of a disposal group for the year are presented below:

	31 March 2024	31 March 2023
Revenue	2,544,528	2,358,516
Cost of revenue	(1,642,958)	(1,399,506)
Gross profit	901,570	959,010

Selling and marketing expenses	(149,039)	(128,624)
Administrative expenses	(86,778)	(61,086)
Other operating income/(expense), net	13,297	(26,169)
Operating profit	679,050	743,131
Net finance costs / income	(44,057)	(116,521)
Profit before income tax	634,993	626,610
Tax benefit /(expense)	(94,354)	(99,781)
Profit for the period from discontinued operations	540,639	526,829

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The major classes of assets and liabilities of the disposal group classified as held for sale as at 31 March 2024 and 31 December 2023 are, as follows:

	31 March 2024	31 December 2023
Assets
Property, plant and equipment (Note 8)	6,274,949	6,671,263
Right-of-use assets (Note 10)	1,352,160	1,527,398
Intangible assets (Note 9)	3,418,773	3,796,875
Trade receivables	250,308	310,554
Deferred tax assets	1,291,934	1,514,095
Other non current asset	138,230	174,633
Financial assets at amortized cost	766,113	847,068
Cash and cash equivalents	4,880,463	4,622,615
Other current asset	223,220	218,018
Assets held for sale	18,596,150	19,682,519

Liabilities
Borrowings	4,549,076	5,205,942
Employee benefit obligations	43,167	39,962
Current tax liabilities	6,825	4,833
Trade and other payables	980,570	1,025,731
Other non current liabilities	11,237	6,141
Deferred revenue	20,560	20,486
Contract liabilities	486,130	529,573
Provisions	293,286	448,185
Liabilities directly associated with the assets held for sale	6,390,851	7,280,853

Net assets directly associated with disposal group	12,205,299	12,401,664

Amounts included in accumulated OCI:
Foreign currency translation reserve	6,557,706	7,065,126
Reserve of disposal group classified as held for sale	6,557,706	7,065,126

The net cash flows incurred by the disposal group are, as follows:

	31 March 2024	31 March 2023
Cash flows from operating activities	1,588,764	1,330,633
Cash flows from investing activities	(597,049)	105,296
Cash flows from financing activities	(391,827)	(388,421)
Net cash (outflow)/inflow	599,888	1,047,508

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2024

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

Deferred tax asset related to discontinued operations

Lifecell, which is in the discontinued operation group, has recorded a deferred tax asset of TL 1,132,088 as of 31 March 2024, since it is highly unlikely to benefit from the deductible financial losses amounting to TL 6,289,378 (31 December 2023: TL 7,525,878) by making a taxable profit in the future (31 December 2023: TL 1,354,658). The mentioned financial losses are of unlimited duration. The group has used business plans for the following years when determining the amount of deferred tax assets available for use and evaluates that accumulated losses can be utilized within 4 years as of 31 March 2024.

22.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased.

23.	Subsequent events

On 2 May 2024, the general assembly has approved a dividend distribution for the year ended amounting to TL 6,276,998; this represents a gross cash dividend of full TL 2.8531809 per share with a nominal value of TL 1. The dividend will be paid to the shareholders on 5 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 29, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 29, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 29, 2024	By:	/s/ Esat Utku Karatay

		Name:	Esat Utku Karatay
		Title:	Turkcell Group Reporting & Subsidiaries Management Director